EXHIBIT 99.14
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                  ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 AUGUST 11, 2005

                    ADVANTAGE ANNOUNCES 2ND QUARTER RESULTS,
                  CONFERENCE CALL & WEBCAST ON AUGUST 12, 2005

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2005.

A conference call will be held on Friday, August 12, 2005 at 9:00 a.m. (11:00 a.m. Eastern time) and can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Friday, August 12, 2005 until approximately midnight, August 19, 2005 and can be accessed by dialing toll free 1-877-660-6853. The account number is 286, conference ID number 162510 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS
                                                       Three             Three                Six                 Six
                                                 months ended        months ended        months ended        months ended
                                                 June 30, 2005       June 30, 2004       June 30, 2005       June 30, 2004
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000)
Revenue before royalties                           $   87,476          $   54,181         $  170,685          $  108,017
    per Unit (1)                                   $     1.53          $     1.38         $     3.06          $     2.79
    per boe                                        $    48.01          $    38.87         $    45.67          $    38.58
Funds from operations                              $   49,705          $   30,693         $   95,060          $   60,593
    per Unit (2)                                   $     0.87          $     0.77         $     1.69          $     1.56
    per boe                                        $    27.28          $    22.02         $    25.43          $    21.64
Net income                                         $   26,537          $    9,770         $   30,552          $   14,218
    per Unit (1)                                   $     0.46          $     0.25         $     0.55          $     0.37
Cash distributions                                 $   44,693          $   27,450         $   91,032          $   53,717
    per Unit (2)                                   $     0.78          $     0.69         $     1.62          $     1.38
Payout ratio                                              90%                 89%                96%                 89%
Working capital deficit (3)                        $   17,283          $   17,349         $   17,283          $   17,349
Bank debt                                          $  237,302          $  161,707         $  237,302          $  161,707
Convertible debentures (face value)                $  143,881          $   66,396         $  143,881          $   66,396

OPERATING
Daily Production
    Natural gas (mcf/d)                                79,492              73,283             82,902              74,466
    Crude oil and NGLs (bbls/d)                         6,772               3,106              6,832               2,974
    Total boe/d @ 6:1                                  20,021              15,320             20,649              15,385
Average prices (including hedging)
    Natural gas ($/mcf)                            $     7.30          $     6.20         $     6.87          $     6.24
    Crude oil & NGLs ($/bbl)                       $    56.24          $    45.36         $    54.63          $    43.24

SUPPLEMENTAL (000)
Trust Units outstanding at end of period               57,340              39,952             57,340              39,952
Trust Units issuable
    Convertible Debentures                              7,318               4,074              7,318               4,074
    Exchangeable Shares                                   120                   -                120                   -
    Trust Units Rights Incentive Plan                     310                 310                310                 310
Trust Units outstanding
    and issuable at end of period                      65,088              44,336             65,088              44,336
Weighted average Units                                 57,274              39,326             55,741              38,653

(1) based on weighted average number of Trust Units outstanding
(2) based on number of Trust Units outstanding at each cash distribution date
(3) working capital deficit excludes hedging liability

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 2 OF 20

CASH DISTRIBUTIONS TO UNITHOLDERS

o The Fund declared three distributions during the quarter totalling $0.78 per Unit. The distributions amounted to $0.28 per Unit, payable on May 16 and $0.25 per Unit payable on June 15 and July 15 to Unitholders of record on April 29, May 31 and June 30, respectively.

o Funds from operations for the second quarter was $49.7 million or $0.87 per Unit compared to $30.7 million or $0.77 per Unit for the same period of 2004. This represents a payout ratio of 90% of funds from operations for the three months ended June 30, 2005.

OIL & NATURAL GAS PRODUCTION

o Production volumes increased by 31% to 20,021 boe/d in the second quarter of 2005 from 15,320 boe/d in the second quarter of 2004. Second quarter production declined by approximately 6% from the first quarter of 2005 due to the shut-in of approximately 520 boe/d from plant turnarounds and delays in bringing new wells on-stream as a result of early spring breakup and extremely wet weather conditions.

NATURAL GAS

o Natural gas production for the second quarter of 2005 was 79.5 mmcf/d, an 8% increase over the 73.3 mmcf/d reported in the second quarter of 2004.

o Increased production in 2005 is primarily the result of the acquisitions of the Anadarko assets in September 2004 and Defiant Energy in December 2004. Partially offsetting the increased production was lower volumes related to flush production declines from the company's active natural gas drilling program.

CRUDE OIL & NGLS

o Crude oil and natural gas liquids production averaged 6,772 bbls/d compared to 3,106 bbls/d in the second quarter of 2004 representing an increase of 118%.

o Increased liquids production is primarily the result of the Anadarko asset acquisition in September 2004, the Defiant Energy acquisition in December 2004 and successful drilling on the Fund's Nevis property. Advantage's crude oil production is mainly comprised of long life assets that exhibit low rates of decline.

DEVELOPMENT ACTIVITY

NEVIS, ALBERTA
o During the second quarter of 2005 Advantage drilled three 100% working interest horizontal oil wells bringing the total for 2005 to ten wells. At the time of writing, all but two of the wells have been completed and tied-in. The remaining eight wells were brought on-stream late in the second quarter and during the third quarter and as such did not make a significant contribution to the second quarter production volumes. Also at Nevis, the Fund constructed a central battery and added incremental compression in order to handle additional production volumes from the Fund's successful drilling program.

STEELMAN, SASKATCHEWAN
o During the second quarter the Fund drilled two successful 100% working interest horizontal oil wells at Steelman. These two wells were brought on-stream early in the third quarter.

OTHER AREAS
o The Fund drilled a 100% working interest well at Gadsby, Alberta which was tied-in during the third quarter.

o At Chain, Alberta a five well multi-zone shallow gas program was completed in the second quarter and will be tied-in during the third quarter.

o At Sweetgrass, Alberta the Fund drilled a 50% working interest gas well and is following up with a second location in the third quarter to further define the pool boundary.

o At Sunset, Alberta the Fund drilled two 70% working interest oil wells. These wells will be brought on-stream in the third quarter.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 3 OF 20


MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of August 11, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the three months ended June 30, 2005 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2004. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions to Unitholders for the three months ended June 30, 2005 were $0.78 per Unit, or $44.7 million and $1.62 per Unit, or $91.0 million for the six months ended June 30, 2005. The second quarter 2005 distributions were comprised of $0.28 per Unit for April and $0.25 per Unit for each of May and June. The amount distributed for the quarter represents 90% of total funds from operations during the period, compared to 89% in the second quarter of 2004. Since inception, the Fund has distributed $361 million or $10.33 per Unit which represents a total payout ratio of 93%.

Cash distributions to Unitholders were paid as follows:

Period ended             Record date         Payment date        Distribution     Distribution per Unit
-------------------------------------------------------------------------------------------------------
April 30, 2005           April 29, 2005      May 16, 2005         $    16,036            $   0.28
May 31, 2005             May 31, 2005        June 15, 2005        $    14,322            $   0.25
June 30, 2005            June 30, 2005       July 15, 2005        $    14,335            $   0.25
-------------------------------------------------------------------------------------------------------
                                                                  $    44,693            $   0.78
=======================================================================================================

PRODUCTION

Natural gas production for the three months ended June 30, 2005 averaged 79.5 mmcf/d, an increase of 8% over the 73.3 mmcf/d produced during the same period of 2004. For the six months ended June 30, 2005, natural gas production averaged
82.9 mmcf/d, an increase of 11% from the 74.5 mmcf/d produced during the first six months of 2004. The growth in gas production over 2004 was the result of the property acquisition from Anadarko Canada Corporation on September 15, 2004 and the acquisition of Defiant Energy Corporation on December 21, 2004 partially offset by flush production declines that resulted from the Fund's capital program.

Crude oil and natural gas liquids ("NGLs") production for the three months ended June 30, 2005 averaged 6,772 bbls/d, an increase of 118% as compared with 3,106 bbls/d produced in the second quarter of 2004. Crude oil and NGLs production for the first six months of 2005 averaged 6,832 bbls/d, an increase of 130% as compared to 2,974 bbls/d for the same period of 2004. The significant increase in liquids production was primarily the result of the acquisition of the Anadarko assets, Defiant Energy and production additions as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta.

Declines in production for the second quarter of 2005 compared to the first quarter of 2005 were primarily the result of flush production declines on the 2004 capital expenditure program combined with delays in production additions from the Fund's 2005 capital program due to extremely wet field conditions. In addition, plant turnarounds and maintenance during the second quarter of 2005 caused the shut-in of approximately 520 boe/d during the quarter.

COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the three months ended June 30, 2005 averaged $7.27/mcf ($7.30/mcf including hedging), compared to $6.65/mcf ($6.20/mcf including hedging) for the three months ended June 30, 2004. For the three months ended June 30, 2005 AECO daily prices averaged $7.35/mcf as compared to $6.64/mcf for the second quarter of 2004. For the six months ended June 30, 2005, natural gas prices averaged $6.88/mcf ($6.87/mcf including hedging), compared to $6.46/mcf ($6.24/mcf including hedging) realized in the same period of 2004.

Natural gas prices continue to strengthen as a result of summer heat in North America which has increased gas fueled air conditioning demand which has also continued to erode North American natural gas storage levels. Advantage continues to believe that the short and long term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 4 OF 20


production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. In the second quarter of 2005 Advantage's production was weighted 66% to natural gas.

CRUDE OIL

Crude oil and NGLs prices averaged $56.57/bbl ($56.24/bbl including hedging) for the three months ended June 30, 2005, a 25% increase as compared with $45.36/bbl ($45.36/bbl including hedging) for the same period of 2004. For the six months ended June 30, 2005, crude oil and NGLs prices averaged $54.79/bbl ($54.63/bbl including hedging) compared to $43.24/bbl ($43.24/bbl including hedging) for the same period of 2004. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria, (iii) increased world wide demand, particularly in China and India and (iv) North American refinery capacity constraints. The price of WTI averaged $US53.13/bbl during the second quarter of 2005 compared to $US38.31/bbl in 2004. Partially offsetting the strength of WTI oil prices has been the strength of the Canadian dollar relative to the U.S. dollar.

PRICE RISK MANAGEMENT

Advantage's natural gas hedging program resulted in gains of $0.2 million during the second quarter of 2005 or $0.03/mcf compared to hedging losses of $3.0 million or $0.45/mcf for the same period of 2004. For 2005 the Fund has currently hedged 56.9 mmcf/d for the period April to October at a variety of prices through both fixed price contracts and price collars.

Advantage's crude oil hedging program resulted in losses of $0.2 million or $0.33/bbl during the second quarter of 2005. Advantage did not have any crude oil hedges in place for the same period of 2004. The Fund has currently hedged 3,500 bbls/d for the period April to October at a variety of prices through both fixed price contracts and price collars.

As at June 30, 2005 the Fund has the following hedges in place:

     DESCRIPTION OF HEDGE                TERM                    VOLUME                  AVERAGE PRICE
-------------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price             April to October 2005        34,123 mcf/d               Cdn$7.45/mcf
         Collar                  April to October 2005        11,374 mcf/d        Floor  Cdn$6.86/mcf
                                                                                Ceiling  Cdn$8.18/mcf
         Collar                  April to October 2005        11,374 mcf/d        Floor  Cdn$7.02/mcf
                                                                                Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price            April to September 2005       1,750 bbls/d               US$52.11/bbl
         Collar                  April to October 2005        1,750 bbls/d        Floor  US$47.00/bbl
                                                                                Ceiling  US$56.75/bbl

At June 30, 2005, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $1.3 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. The Fund continues to monitor the commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $16.3 million for the three months ended June 30, 2005 or 18.6% of pre-hedged revenue compared with $10.6 million or 18.5% of pre-hedged revenue for same period of 2004. For the six months ended June 30, 2005, total royalties were $32.7 million or 19.1% of pre-hedged revenue compared with $21.1 million or 19.0% for the similar period of 2004. Advantage expects royalty rates will average approximately 20% based on the current portfolio of properties. The royalty rate for the three months ended June 30, 2005 was below the 20% anticipated royalty rate due to royalty adjustments and refunds received during the second quarter related to prior periods.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 5 OF 20


OPERATING COSTS

Operating costs for the second quarter of 2005 amounted to $13.3 million or $7.31/boe compared with $8.2 million or $5.90/boe for the three months ended June 30, 2004. Operating costs for the six months ended June 30, 2005 were $26.4 million or $7.05/boe as compared to $16.5 million or $5.91/boe for the same period of 2004. The increase in operating cost amounts reflects the significant increase in overall production. Higher per boe operating costs are partially due to the higher costs associated with properties acquired from Anadarko and Defiant during the second half of 2004. In addition, operating costs have steadily increased over the past several years due to higher power costs and higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the three months ended June 30, 2005 amounted to $1.6 million or $0.86/boe compared with $0.8 million or $0.56/boe for the three months ended June 30, 2004. For the six months ended June 30, 2005, G&A expense was $3.0 million or $0.81/boe, compared to $1.6 million or $0.58/boe for the same period of 2004. G&A expense increased due to higher staff levels that resulted from the growth of the Fund from production additions and acquisitions.

Management fees for the three months ended June 30, 2005 amounted to $0.9 million compared to $0.5 million for the second quarter of 2004. On a boe basis, management fees were $0.48/boe compared to $0.38/boe in 2004. For the six months ended June 30, 2005 management fees were $1.7 million or $0.45/boe compared to $1.1 million or $0.38/boe for the similar period of 2004. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The 26% increase in management fees in the second quarter on a boe basis is primarily due to increased operating netbacks resulting from higher commodity prices.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the three months and six months ending June 30, 2005 no performance fee incentive has been accrued given that the total annualized return of the Fund is currently less than the 8% threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

INTEREST

Interest expense on bank debt for the second quarter of 2005 amounted to $2.3 million compared to the $1.4 million for the same period of 2004. For the six months ended June 30, 2005 interest expense was $4.9 million as compared to $2.7 million for the six months ended June 30, 2004. Average debt levels were higher during the three months ended June 30, 2005 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

Interest and accretion on convertible debentures was $3.4 million for the three months ended June 30, 2005 as compared to $2.0 million for the second quarter of 2004. For the first six months of 2005 interest and accretion expense was $6.8 million as compared to $4.5 million for the six months ended June 30, 2004. Interest and accretion expense increased primarily due to the issuance of $75 million 7.75% and $50 million 7.5% convertible debentures in September 2004 to partially finance the Anadarko asset acquisition. The increased interest from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Accretion expense for the quarter ended June 30, 2005 was $0.5 million compared to $0.3 million for the three months ended June 30, 2004.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 6 OF 20


CASH NETBACKS (PER BOE)

                                                     Three months ended            Six months ended
                                                           June 30                      June 30
                                                      2005        2004            2005         2004
     -------------------------------------------------------------------------------------------------
     Revenue                                       $  47.99     $  41.02        $  45.75     $  39.65
     Hedging                                           0.02        (2.15)          (0.08)       (1.07)
     Royalties                                        (8.94)       (7.59)          (8.74)       (7.55)
     Operating costs                                  (7.31)       (5.90)          (7.05)       (5.91)
     -------------------------------------------------------------------------------------------------

     Operating                                     $  31.76     $  25.38        $  29.88     $  25.12
     General and administrative                       (0.86)       (0.56)          (0.81)       (0.58)
     Management fees                                  (0.48)       (0.38)          (0.45)       (0.38)
     Interest expense                                 (1.28)       (1.00)          (1.32)       (0.96)
     Interest on convertible debentures               (1.55)       (1.19)          (1.52)       (1.34)
     Taxes                                            (0.31)       (0.23)          (0.35)       (0.22)
     -------------------------------------------------------------------------------------------------

     FUNDS FROM OPERATIONS                         $  27.28     $  22.02        $  25.43     $  21.64
     =================================================================================================

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision for three months ended June 30, 2005 increased to $33.5 million from $20.7 million for the same period of 2004. The increased provision is the result of higher production volumes and a higher per boe rate. The DD&A rate for the second quarter of 2005 was $18.39/boe compared with $14.58/boe in 2004. The DD&A provision for the six months ended June 30, 2005 was $68.3 million or $18.27/boe compared to $41.0 million or $14.64/boe for the same period of 2004.

TAXES

Current taxes paid or payable for the three months ended June 30, 2005 primarily represents capital tax and amounted to $0.6 million, compared to $0.3 million expensed in the three months ended June 30, 2004. Current taxes for the six months ended June 30, 2005 was $1.3 million, an increase from $0.6 million for the same period of 2004. Capital taxes are based on debt and equity levels of the Fund at the end of the year and have increased due to Advantage's significant growth. As a result of new legislation, capital taxes are to be gradually eliminated over the next several years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the three months ended June 30, 2005, the Fund recognized an income tax recovery of $1.0 million compared to a $1.8 million recovery for the second quarter of 2004. The future income tax recovery for the six months ended June 30, 2005 was $6.1 million compared to $9.5 million for the similar period ended June 30, 2004.

In the Fund's structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company or the Fund in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at June 30, 2005 the operating company had a future income tax liability balance of $104.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

NON-CONTROLLING INTEREST

Non-controlling interest expense for the three month period ended March 31, 2005 was $0.1 million. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG") issued Exchangeable Shares as partial consideration for the acquisition of Defiant that occurred at the end of 2004. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash over time, based on the current market price of the Trust

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 7 OF 20



Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. At June 30, 2005, only 110,416 Exchangeable Shares were outstanding and non-controlling interest expense will continue to be minor.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 8 OF 20


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's remaining contractual obligations and commitments:

                                                                 PAYMENTS DUE BY PERIOD
     ($ millions)                      TOTAL             2005             2006              2007             2008
     --------------------------------------------------------------------------------------------------------------
     Building lease                    $   3.9          $  0.7           $   1.4           $  1.3           $   0.5
     Capital lease                     $   2.0          $  0.2           $   0.4           $  1.4               -
     Pipeline/transportation           $   3.6          $  1.2           $   1.8           $  0.5           $   0.1
     --------------------------------------------------------------------------------------------------------------
     TOTAL CONTRACTUAL OBLIGATIONS     $   9.5          $  2.1           $   3.6           $  3.2           $   0.6
     ==============================================================================================================


LIQUIDITY AND CAPITAL RESOURCES

On February 9, 2005 Advantage issued 5,250,000 Advantage Trust Units at $21.65 per Unit for gross proceeds of $113.7 million, $107.6 million net of related issuance costs. The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes. As at June 30, 2005 the Fund had 57.3 million Trust Units outstanding.

As at August 11, 2005, Advantage has 57.3 million Trust Units and 110,296 Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 121,184 Trust Units. The Fund also had $143.8 million convertible debentures outstanding at August 11, 2005 that can be converted to 7.3 million Trust Units.

At June 30, 2005 Advantage had bank debt outstanding of $237.3 million. Advantage has an agreement with a syndicate of four Canadian chartered banks and finalized the renewal of the facility in May 2005. The agreement provides for a $335 million facility consisting of a $325 million extendible revolving loan facility and a $10 million operating loan facility, both of which are due for renewal in May 2006. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. Given amendments made in 2005 to the repayment terms, the debt is classified as a long-term liability on the consolidated balance sheet. At June 30, 2005 Advantage also had a working capital deficiency of $17.3 million.

In December 2004, Advantage assumed two capital lease obligations as a result of the Defiant acquisition. These two capital leases were repaid in May 2005 for $6.8 million.

For the three month period ended June 30, 2005, the Fund spent $21.8 million on capital expenditures. Approximately $17.2 million was expended on drilling and completion operations where the Fund drilled a total of 7.4 net (12 gross) wells and recompleted an additional eight wells primarily at Open Lake and in southeast Saskatchewan. Three 100% working interest horizontal wells were drilled and completed at Nevis, Alberta and two 100% working interest horizontal wells were drilled at Steelman, Saskatchewan. Approximately $4.3 million was expended during the quarter on facilities and equipping primarily related to the construction of a central oil battery and additional compression facilities at Nevis and to install two three stage compressors at Wainwright and Manville, Alberta. Capital expenditures for the six months ended June 30, 2005 amounted to $54.5 million.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                        PAGE 9 OF 20


     SOURCES AND USES OF FUNDS ($ THOUSANDS)
                                                                SIX MONTHS ENDED
                                                                  JUNE 30, 2005
     ---------------------------------------------------------------------------
     SOURCES OF FUNDS
        Funds from operations                                       $   95,060
        Units issued, net of costs                                     107,616
        Property dispositions                                            2,581
     ---------------------------------------------------------------------------
                                                                    $  205,257
     ===========================================================================

     USES OF FUNDS
        Capital expenditures                                        $   54,537
        Asset retirement expenditures                                      737
        Purchase adjustment of Defiant acquisition                         352
        Property acquisitions                                              213
        Distributions paid to Unitholders                               89,116
        Decrease in bank debt                                           29,752
        Reduction of capital lease obligations                           7,515
        Increase in working capital and other                           23,035
     ---------------------------------------------------------------------------
                                                                    $  205,257
     ===========================================================================

QUARTERLY PERFORMANCE

     ($ thousands, except per Unit amounts)
                                                   2005                            2004                         2003
                                               Q2        Q1        Q4        Q3        Q2        Q1         Q4        Q3
     -------------------------------------------------------------------------------------------------------------------
     Net revenues                        $ 81,144  $ 55,778  $ 68,521  $ 48,255  $ 44,436  $ 32,227   $ 36,074   $34,483
     Net income (loss) (1)               $ 26,537  $  4,015  $  4,855  $  4,965  $  9,770  $  4,448   $ (3,527)  $ 8,386
     Net income (loss) per Unit, basic   $   0.46  $   0.07  $   0.11  $   0.12  $   0.25  $   0.12   $  (0.11)  $  0.27
     Net income (loss) per Unit, diluted $   0.46  $   0.07  $   0.11  $   0.12  $   0.25  $   0.12   $  (0.11)  $  0.27

     (1) Net income (loss) has been restated to reflect changes in accounting policies as disclosed in the Notes to the Consolidated Financial Statements.

The table above highlights the Fund's performance for the second quarter of 2005 and also for the preceding seven quarters. Net revenues are primarily impacted by commodity prices, production volumes and royalties. Significant increases in net revenues occurred in the second quarter of 2004 through the second quarter of 2005 due to considerably higher crude oil prices and the acquisition of the Anadarko assets in September 2004 and Defiant in December 2004.

FINANCIAL REPORTING UPDATE

During 2005 there were several changes to financial reporting requirements. The changes impacting Advantage are noted below. FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 10 OF 20


based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

EXCHANGEABLE SHARES

In March 2005, the CICA's Emerging Issues Committee ("EIC") amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" which is effective for periods ending on June 30, 2005. The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of Advantage, were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

NON-GAAP MEASURES

Funds from operations and per Unit and payout ratio are not recognized measures under the Canadian generally accepted accounting principles ("GAAP"). Management believes that funds from operations and payout ratio are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

ADDITIONAL INFORMATION

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at www.sedar.com


August 11, 2005

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 11 OF 20


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                        June 30, 2005              December 31, 2004
-----------------------------------------------------------------------------------------------------------
                                                               (unaudited)              (restated - note 1)
ASSETS

Current assets
     Accounts receivable                                      $      49,928                $      48,961

Fixed assets
     Property and equipment                                       1,243,417                    1,190,552
     Accumulated depletion and depreciation                        (321,190)                    (253,506)
-----------------------------------------------------------------------------------------------------------

                                                                    922,227                      937,046
Goodwill                                                             45,726                       47,244
-----------------------------------------------------------------------------------------------------------

                                                              $   1,017,881                $   1,033,251
===========================================================================================================

LIABILITIES

Current liabilities
     Accounts payable and accrued liabilities                 $      52,527                $      91,165
     Cash distributions payable to Unitholders                       14,335                       12,419
     Current portion of capital lease obligations (note 2)              349                        1,785
     Hedging liability (note 7)                                       1,323                          214
     Bank indebtedness (note 3)                                           -                      267,054
-----------------------------------------------------------------------------------------------------------

                                                                     68,534                      372,637

Capital lease obligations (note 2)                                    1,527                        7,606
Bank indebtedness (note 3)                                          237,302                            -
Convertible debentures (notes 1 and 4)                              133,255                      136,433
Asset retirement obligations                                         18,043                       17,503
Future income taxes                                                 104,295                      112,266
-----------------------------------------------------------------------------------------------------------

                                                                    562,956                      646,445
===========================================================================================================

NON-CONTROLLING INTEREST

Exchangeable shares (note 5)                                          2,401                       30,842
-----------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY

Unitholders' capital (note 6i)                                      672,792                      515,544
Convertible debentures equity component (notes 1 and 4)               6,556                        6,764
Contributed surplus                                                   1,036                        1,036
Accumulated income                                                  133,189                      102,637
Accumulated cash distributions                                     (361,049)                    (270,017)
-----------------------------------------------------------------------------------------------------------


                                                                    452,524                      355,964
-----------------------------------------------------------------------------------------------------------

                                                               $  1,017,881                $   1,033,251
===========================================================================================================

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 12 OF 20


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                        Three              Three                Six                 Six
(thousands of dollars, except for                    months ended       months ended        months ended        months ended
per Unit amounts) (unaudited)                       June 30, 2005       June 30, 2004       June 30, 2005      June 30, 2004
-------------------------------------------------------------------------------------------------------------------------------
                                                                    (restated - note 1)                     (restated - note 1)
REVENUE

   Petroleum and natural gas                          $  87,476         $    54,181         $   170,685       $  108,017
   Unrealized hedging gain (loss) (note 7)                9,957                 833              (1,109)         (10,224)
   Royalties, net of Alberta Royalty Credit             (16,289)            (10,578)            (32,654)         (21,130)
-------------------------------------------------------------------------------------------------------------------------------

                                                         81,144              44,436             136,922           76,663
===============================================================================================================================

EXPENSES

   Operating                                             13,327               8,218              26,357           16,538
   General and administrative                             1,567                 788               3,030            1,634
   Unit-based compensation                                    -               1,036                   -            1,036
   Management fee                                           868                 530               1,675            1,055
   Performance incentive (note 8)                             -               1,500                   -            2,900
   Interest                                               2,332               1,399               4,941            2,677
   Interest and accretion on convertible debentures       3,364               1,992               6,765            4,516
   Depletion, depreciation and accretion                 33,499              20,655              68,265           41,001
-------------------------------------------------------------------------------------------------------------------------------

                                                         54,957              36,118             111,033           71,357
===============================================================================================================================

Income before taxes and non-controlling interest         26,187               8,318              25,889            5,306
Future income tax recovery                               (1,000)             (1,767)             (6,101)          (9,542)
Income and capital taxes                                    573                 315               1,303              630
-------------------------------------------------------------------------------------------------------------------------------

                                                           (427)             (1,452)             (4,798)          (8,912)
===============================================================================================================================

Net income before non-controlling interest               26,614               9,770              30,687           14,218
Non-controlling interest (note 5)                            77                   -                 135                -
-------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                               26,537               9,770              30,552           14,218
Accumulated income, beginning of period
   as previously reported                               106,710              77,957              93,451           73,137
Effect of change in accounting policies (note 1)            (58)              5,090               9,186            5,462
-------------------------------------------------------------------------------------------------------------------------------


Accumulated income, beginning of period as restated     106,652              83,047             102,637           78,599
-------------------------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                     $ 133,189         $    92,817         $   133,189       $   92,817
===============================================================================================================================

Net income per Trust Unit
   Basic and diluted                                  $    0.46         $      0.25         $      0.55       $     0.37

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 13 OF 20

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three               Three               Six                Six
                                                    months ended        months ended       months ended       months ended
(thousands of dollars) (unaudited)                  June 30, 2005       June 30, 2004      June 30, 2005      June 30, 2004
------------------------------------------------------------------------------------------------------------------------------
                                                                     (restated - note 1)                   (restated - note 1)
OPERATING ACTIVITIES

Net income                                            $  26,537         $     9,770         $    30,552       $   14,218
Add (deduct) items not requiring cash:
   Unit-based compensation                                    -               1,036                   -            1,036
   Non-cash performance incentive (note 8)                    -               1,500                   -            2,900
   Future income taxes                                   (1,000)             (1,767)             (6,101)          (9,542)
   Unrealized hedging (note 7)                           (9,957)               (833)              1,109           10,224
   Accretion on convertible debentures                      549                 332               1,100              756
   Depletion, depreciation and accretion                 33,499              20,655              68,265           41,001
   Non-controlling interest                                  77                   -                 135                -
------------------------------------------------------------------------------------------------------------------------------

Funds from operations                                    49,705              30,693              95,060           60,593
Expenditures on asset retirement                           (330)                (86)               (737)            (148)
Changes in non-cash working capital                     (17,006)             (4,959)            (23,346)         (13,291)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                    32,369              25,648              70,977           47,154
==============================================================================================================================

FINANCING ACTIVITIES

Units issued, net of costs (note 6i)                        (85)                112             107,616              228
Increase (decrease) in bank debt                         40,940              25,552             (29,752)          58,739
Reduction of capital lease obligations                   (7,071)                (80)             (7,515)            (158)
Cash distributions to Unitholders                       (46,382)            (27,040)            (89,116)         (52,974)
------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in) financing activities         (12,598)             (1,456)            (18,767)           5,835
==============================================================================================================================

INVESTING ACTIVITIES

Expenditures on property and equipment                  (21,822)            (23,023)            (54,537)         (53,225)
Property acquisitions                                      (185)                  -                (213)               -
Property dispositions                                     2,547                   -               2,581              791
Purchase adjustment of Defiant Energy acquisition           132                   -                (352)               -
Changes in non-cash working capital                        (443)             (1,169)                311             (555)
------------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                       (19,771)            (24,192)            (52,210)         (52,989)
==============================================================================================================================

Net change in cash                                            -                   -                   -                -

Cash, beginning of period                                     -                   -                   -                -
------------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                   $       -         $         -         $         -       $        -
==============================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION

Taxes paid                                            $     864         $       315         $     1,461       $      631
Interest paid                                         $   5,472         $     4,166         $    11,557       $    7,081

see accompanying Notes to Consolidated Financial Statements

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 14 OF 20


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 (unaudited)

All tabular amounts in thousands, except for Units and per Unit amounts

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2004 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2004 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) FINANCIAL INSTRUMENTS - PRESENTATION AND DISCLOSURE
     Effective January 1, 2005, the Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants ("CICA"). The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     BALANCE SHEETS                                         DECEMBER 31, 2004     DECEMBER 31, 2003
     ----------------------------------------------------------------------------------------------
     Current liabilities

       Accounts payable and accrued liabilities               $    16,570             $   19,592

     Long-term liabilities
       Convertible debentures                                 $   136,433             $   91,372
     Unitholders' equity
       Convertible debentures                                 $  (148,450)            $  (99,984)
       Convertible debentures equity component                $     6,764             $    4,726
       Unitholders' capital                                   $   (20,503)            $  (21,168)
       Accumulated income                                     $     9,186             $    5,462

                                                         THREE MONTHS            SIX MONTHS
                                                             ENDED                  ENDED                YEAR ENDED
     STATEMENTS OF INCOME                                JUNE 30, 2004          JUNE 30, 2004         DECEMBER 31, 2004
     ------------------------------------------------------------------------------------------------------------------
     Interest and accretion on convertible debentures     $    1,992              $  4,516                $   10,425
     ------------------------------------------------------------------------------------------------------------------

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 15 OF 20


     Net income                                           $   (1,992)             $ (4,516)               $  (10,425)
     ------------------------------------------------------------------------------------------------------------------
     Net income per Trust Unit (basic and diluted)        $    (0.01)             $  (0.02)               $   (0.04)

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 16 OF 20


     (b) EXCHANGEABLE SHARES

     In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of Advantage, were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004. Non-controlling interest expense of $58,000 was recorded for the three month period ended March 31, 2005, with a corresponding decrease in net income.

2.   CAPITAL LEASE OBLIGATIONS
     The Fund has capital leases on a variety of property and equipment. Future minimum lease payments at June 30, 2005 consist of the following:

     2005                                         $     221
     2006                                               443
     2007                                             1,364
     -------------------------------------------------------
                                                  $   2,028
     Less amounts representing interest                (152)
     -------------------------------------------------------
                                                      1,876
     Current portion                                   (349)
     -------------------------------------------------------
                                                  $   1,527
     =======================================================


3.   BANK INDEBTEDNESS

     Advantage has a credit facility agreement with a syndicate of Canadian chartered banks which provides for a $325 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 1.4% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2006. Various borrowing options are available under the credit facilities, including prime rate-based advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the Fund is in default of such credit facilities or if the amount of the Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted.

     At June 30, 2005, the effective interest rate on the outstanding amounts under the facility was approximately 4.4%.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 17 OF 20


4.   CONVERTIBLE DEBENTURES
     The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at the applicable conversion price per Unit plus accrued and unpaid interest. Based on revised accounting standards (note 1), Advantage initially records the proceeds as a liability and equity component, net of issue costs, based on their relative fair market values. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                                10.00%           9.00%           8.25%             7.75%           7.50%            TOTAL
     ----------------------------------------------------------------------------------------------------------------------
     Issue Date              Oct. 18, 2002   Jul. 8, 2003    Dec. 2, 2003     Sept. 15, 2004  Sept. 15, 2004
     Maturity Date           Nov. 1, 2007    Aug. 1, 2008    Feb. 1, 2009      Dec. 1, 2011    Oct. 1, 2009
     Conversion Price         $   13.30        $  17.00        $   16.50         $  21.00        $   20.25

     Liability component      $  52,722        $ 28,662        $  56,802         $ 47,444        $  71,631     $   257,261
     Equity component             2,278           1,338            3,198            2,556            3,369          12,739
     ----------------------------------------------------------------------------------------------------------------------
     Gross proceeds              55,000          30,000           60,000           50,000           75,000         270,000
     Issuance costs              (2,495)         (1,444)          (2,588)          (2,190)          (3,190)        (11,907)
     ----------------------------------------------------------------------------------------------------------------------
     NET PROCEEDS             $  52,505        $ 28,556        $  57,412         $ 47,810        $  71,810     $   258,093
     ======================================================================================================================

     The balance of debentures outstanding at June 30, 2005 and changes in the liability and equity components during the six month period then ended are as follows:

                                  10.00%         9.00%             8.25%            7.75%          7.50%            TOTAL
     ----------------------------------------------------------------------------------------------------------------------
     Debentures outstanding     $  3,169       $  9,579        $  11,445         $ 49,835        $  69,853     $   143,881
     Liability component
      Balance at Dec. 31, 2004  $  3,923       $ 10,388        $  12,237         $ 45,548        $  64,337     $   136,433
      Accretion of discount           30             88              107              306              569           1,100
      Converted to Trust Units      (912)        (1,435)          (1,658)            (151)            (122)         (4,278)
     ----------------------------------------------------------------------------------------------------------------------
     BALANCE AT JUNE 30, 2005   $  3,041       $  9,041        $  10,686         $ 45,703        $  64,784     $   133,255
     ======================================================================================================================
     Equity component
      Balance at Dec. 31, 2004  $    163       $    472        $     675         $  2,444        $   3,010     $     6,764
      Converted to Trust Units       (38)           (65)             (91)              (8)              (6)           (208)
     ----------------------------------------------------------------------------------------------------------------------
     BALANCE AT JUNE 30, 2005   $    125       $    407        $     584         $  2,436        $   3,004     $     6,556
     ======================================================================================================================

     During the six months ended June 30, 2005 $4,569,000 debentures were converted resulting in the issuance of 284,727 Advantage Trust Units.

5.   EXCHANGEABLE SHARES
                                                                          NUMBER OF SHARES                   AMOUNT
     ----------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                                              1,450,030                   $    30,842
     Converted to Trust Units                                                 (1,339,614)                      (28,576)
     Non-controlling interest in net income                                            -                           135
     ----------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2005                                                    110,416                   $     2,401
     ======================================================================================================================

     AOG is authorized to issue an unlimited number of non-voting Exchangeable Shares. As partial consideration for the acquisition of Defiant which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares. The value of the Exchangeable Shares issued was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. Each Exchangeable Share issued by AOG is exchangeable for Advantage Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time. The exchange ratio was equal to 1.08317 at June 30, 2005 and will be increased on each date that a distribution is paid by Advantage on the Advantage Trust Units by an amount equal to the cash distribution paid divided by the five-day

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 18 OF 20


     weighted average unit price preceding the record date. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada.

     The Exchangeable Shares will not be entitled to any vote at meetings of shareholders of AOG but will, through a Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, be entitled to vote (on the basis of the number of votes equal to the number of Advantage Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Advantage Trust Units as a class. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances.

     Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008. If the number of Exchangeable Shares outstanding is less than 100,000, the Fund can elect to redeem the Exchangeable Shares for Trust Units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date.

6.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

     Unlimited number of voting Trust Units

     (b) Issued

                                                           NUMBER OF UNITS         AMOUNT
     ---------------------------------------------------------------------------------------
     Balance at December 31, 2004 (restated - note 1)         49,674,783        $    515,544
     2004 non-cash performance incentive                         763,371              16,570
     Issued on conversion of debentures                          284,727               4,486
     Issued on conversion of exchangeable shares               1,367,604              28,576
     Issued for cash, net of costs                             5,250,000             107,616
     ---------------------------------------------------------------------------------------
     Balance at June 30, 2005                                 57,340,485        $    672,792
     =======================================================================================

     On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee.

     On February 9, 2005 Advantage issued 5,250,000 Trust Units at $21.65 per Trust Unit for net proceeds of $107.6 million (net of Underwriters' fees and other issue costs of $6.1 million). The net proceeds of the offering were used to pay down debt incurred in the acquisition of Defiant, for 2005 capital expenditures and for general corporate purposes.

     (c) Trust Units Rights Incentive Plan
                                                            SERIES A                                 SERIES B
                                                    NUMBER            PRICE                 NUMBER              PRICE
     ------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2004                   85,000          $    5.05                225,000         $   16.75
     Reduction of exercise price                         -              (1.62)                     -             (1.62)
     ------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2005                       85,000          $    3.43                225,000         $   15.13
     ==================================================================================================================

     The Series A Trust Unit rights were issued in 2002 and the Fund was unable to determine the fair value for the rights granted under the Plan at that time. The Fund has disclosed pro forma results as if the Fund followed the intrinsic value methodology in accounting for such rights. The intrinsic value methodology would result in recording compensation expense for the rights based on the underlying Trust Unit price at the date of exercise or at the date of the financial statements for unexercised rights as compared to the exercise price.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 19 OF 20


                                                        THREE             THREE              SIX              SIX
                                                    MONTHS ENDED      MONTHS ENDED      MONTHS ENDED     MONTHS ENDED
     PRO FORMA RESULTS                              JUNE 30, 2005     JUNE 30, 2004     JUNE 30, 2005    JUNE 30, 2004
     --------------------------------------------------------------------------------------------------------------------
                                                                   (restated - note 1)                (restated - note 1)
     Net income as reported                          $    26,537       $    9,770       $    30,552       $    14,218
     Less compensation expense (recovery)
         for rights issued in 2002                          (145)              42              (292)              233
     --------------------------------------------------------------------------------------------------------------------
     Pro Forma net income                            $    26,682       $    9,728       $    30,844       $    13,985
     ====================================================================================================================

     Net income per Trust Unit - basic and diluted
         As reported                                 $      0.46       $     0.25       $      0.55       $      0.37
         Pro Forma                                   $      0.46       $     0.25       $      0.55       $      0.36
     --------------------------------------------------------------------------------------------------------------------


7.   FINANCIAL INSTRUMENTS

     As at June 30, 2005 the Fund has the following hedges in place:

     DESCRIPTION OF HEDGE                 TERM                    VOLUME                 AVERAGE PRICE
     -------------------------------------------------------------------------------------------------
     NATURAL GAS - AECO
         Fixed price              April to October 2005        34,123 mcf/d              Cdn$7.45/mcf
         Collar                   April to October 2005        11,374 mcf/d       Floor  Cdn$6.86/mcf
                                                                                Ceiling  Cdn$8.18/mcf
         Collar                   April to October 2005        11,374 mcf/d       Floor  Cdn$7.02/mcf
                                                                                Ceiling  Cdn$8.02/mcf
     CRUDE OIL - WTI
         Fixed price             April to September 2005       1,750 bbls/d              US$52.11/bbl
         Collar                   April to October 2005        1,750 bbls/d       Floor  US$47.00/bbl
                                                                                Ceiling  US$56.75/bbl

     As at June 30, 2005 the settlement value of the hedges outstanding was approximately $1.3 million and has been charged to income as an unrealized hedging loss.

8.   PERFORMANCE INCENTIVE
     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. During interim periods no amount is paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2005 opening Unit price was $21.71 and cash distributions for the six months ended June 30, 2005 amounted to $1.62 per Trust Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. No performance fee has been accrued for the period as the total annual return was less than the 8% prorated threshold. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

PRESS RELEASE                                                    AUGUST 11, 2005
ADVANTAGE ENERGY INCOME FUND                                       PAGE 20 OF 20


FORWARD-LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com